SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI [redacted] JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

06011389

February 28, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

RECEIVED
2006 MAR -7 A 10: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated February 28, 2006 (Basic Agreement Between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. Concerning Integration of Structural Steel Sheet Businesses and Road and Civil Engineering Materials Businesses)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

3/7

Cc: The Bank of New York

February 28, 2006
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.

Basic Agreement Between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. Concerning Integration of Structural Steel Sheet Businesses and Road and Civil Engineering Materials Businesses

As part of their cooperative measures, Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo; President: Akio Mimura) ("Nippon Steel") and Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka; President: Hiroshi Tomono) ("Sumitomo Metals") have basically agreed to begin studies on the integration of their subsidiaries, Nittetsu Steel Sheet Corporation, Nippon Steel Metal Products Co., Ltd., and Sumitomo Metal Steel Products, Inc. (corporate profiles of the above companies are provided in the attachment), with the objective of further strengthening the competitiveness of structural steel sheet businesses and road and civil engineering materials businesses.

Following are the business scope and the direction of intended studies:

(1) Structural steel sheet business: to prepare for future increase in competition, the structural steel sheet businesses of Nittetsu Steel Sheet Corporation and Sumitomo Metal Steel Products, Inc. will be integrated to effectively utilize both companies' production capacities and to build an efficient production and sales structure, with the aim of attaining the strongest position in the industry; and

(2) Road and civil engineering materials business: with the expected continuance of sluggish demand, the road and civil engineering materials businesses of Nippon Steel Metal Products Co., Ltd. and Sumitomo Metal Steel Products, Inc. will be integrated to build an efficient production and sales structure through rationalization, integration of production and other efforts, with the aim of further strengthening earnings base and competitiveness.

A Business Integration Study Committee (provisional name) will be set up to conduct studies on specific aspects of the business integrations, with the target of signing formal agreements in May 2006 and establishing integrated companies in October 2006.

For more information, please contact:
Nippon Steel: Public Relations Center, General Administration Div. +81-3-3275-5022
Sumitomo Metals: Public Relations Group, Public Relations & Investor Relations Dept. +81-3-4416-6115

Attachment: Corporate profiles of the three subsidiaries

Nittetsu Steel Sheet Corporation

Head Office:	7-5-8, Toyo, Koto-ku, Tokyo
Representative:	Masayuki Hattori, Representative Director and President
Scope of business:	Manufacture and sale of coated sheets, metal panels, etc.
Production sites:	Amagasaki, Funabashi, Konan
Capital:	¥11 billion (as of March 2005)
Sales:	¥77.8 billion (actual sales for the fiscal year ended March 31, 2005)
Number of employees:	709 (as of October 2005)
Principal shareholder:	Nippon Steel Corporation 100%

Nippon Steel Metal Products Co., Ltd.

Head Office:	2-17-12, Kiba, Koto-ku, Tokyo
Representative:	Iwao Koyama, Representative Director and President
Scope of business:	Manufacture and sale of structural materials for buildings, road and civil-engineering materials, etc.
Production sites:	Sendai, Nogi, Osaka, Hirohata, Kyushu, Kimitsu
Capital:	¥5.9 billion (as of March 2005)
Sales:	¥82.2 billion (actual sales for the fiscal year ended March 31, 2005)
Number of employees:	831 (as of April 2005)
Principal shareholder:	Nippon Steel Corporation 100%

Sumitomo Metal Steel Products, Inc.

Head Office:	1-21, Fusocho, Amagasaki City, Hyogo Prefecture
Representative:	Fumoto Shigematsu, Representative Director and President
Scope of business:	Manufacture and sale of coated sheets, road and civil-engineering materials, etc.
Production sites:	Amagasaki, Sakai
Capital:	¥7.5 billion (as of March 2005)
Sales:	¥51.5 billion (actual sales for the fiscal year ended March 31, 2005)
Number of employees:	587 (as of September 2005)
Principal shareholders:	Sumitomo Metal Industries, Ltd. 98.2%, Sumikin Bussan Corporation 1.5%, Sumitomo Corporation 0.2%